EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-124783 and 333-176203) of Morningstar, Inc. of our reports dated February 24, 2012, with respect to the consolidated balance sheet of Morningstar, Inc. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in this December 31, 2011 annual report on Form 10-K of Morningstar, Inc.

/s/ KPMG LLP
Chicago, Illinois
February 24, 2012